RULE 14F-1
              INFORMATION REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                  INFORMATION PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         XERION ECOSOLUTIONS GROUP INC.
                           Suite A-C, 20/F Neich Tower
                               128 Gloucester Road
                               Wanchai, Hong Kong
                         The People's Republic of China

                                NOVEMBER 9, 2005

      This report is furnished by the Board of Directors of Xerion EcoSolutions Group Inc., a Colorado corporation (the "Company"), to the holders of common stock of the Company to provide information to them regarding a change in management of the Company.

      This information is provided for information purposes only. We are not soliciting proxies in connection with the matters described herein. You are not required to respond to this report.

                        DIRECTORS AND EXECUTIVE OFFICERS

CHANGES IN THE BOARD OF DIRECTORS

      On October 31, 2005, the Company received the final executed documents necessary to close the acquisition of Town House Land Limited ("Town House"), a real estate development company located in Hong Kong in The People's Republic of China. In connection with this acquisition, Mr. Warren C. Gacsi resigned as a director and an officer of the Company. Mr. Zhong Fang was appointed as a director to fill the resulting vacancy. In addition, all officers of the Company were replaced by new officers designated by Town House. Following these actions, the members of the Board were Mr. Ben Traub, Mr. Robert Skanes and Mr. Fang Zhong.

      Effective November 9, 2005, the Board of Directors of the Company approved resolutions appointing Mr. Frang Weifeng and Mr. Fang Weijun to serve as directors of the Company to fill vacancies resulting from the proposed resignations of Ben Traub and Robert Skanes as directors. These new appointees will constitute a majority of the members of the Board of Directors, but the change in directors is not effective under the terms of the Board resolution until ten days after this Report is sent to the Company's shareholders of record and filed with the U.S. Securities and Exchange Commission.


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


THE NEW OFFICERS AND DIRECTORS

      The following table sets forth certain information for each new officer, director and director-elect of the Company.

 NAME                                    AGE   CURRENT POSITIONS                DIRECTOR SINCE
 ----                                    ---   -----------------                --------------

Fang Zhong                                41   Chairman, Director, Chief        October 31, 2005
Suite A-C, 20/F Neich Tower                    Executive Officer, President
128 Gloucester Road                            and Treasurer
Wanchai, Hong Kong
The People's Republic of China

Fang Weijun                               38   ---                              Director Elect
Suite A-C, 20/F Neich Tower
128 Gloucester Road
Wanchai, Hong Kong
The People's Republic of China

Fang Weifeng                              35   ---                              Director Elect
Suite A-C, 20/F Neich Tower
128 Gloucester Road
Wanchai, Hong Kong
The People's Republic of China

Hu Min                                    25   Secretary                        October 31, 2005
Suite A-C, 20/F Neich Tower
128 Gloucester Road
Wanchai, Hong Kong
The People's Republic of China

      All executive officers are elected by the Board and hold office until their successors are duly elected and qualified. Each Director is elected by the stockholders and serves until their resignation or election of a successor. However, the Board of Directors has the authority to remove and replace any director or officer of the Company by majority vote without stockholder approval. During 2004 and 2005, the Board acted through written unanimous consents only, and no meetings of the Board were held.

      The following is information regarding the business experience of each new director and officer.

      Mr. Fang Zhong is the founder and has been the Chairman of the Board, Chief Executive Officer and President of Town House since its organization in 2003. From 1995 to the present, he has been the Chief Executive Officer and a director of Wuhan Pacific Real Estate Development Company Limited ("Wuhan Pacific") which is the principal operating subsidiary of Town House. Mr. Fang Zhong received Bachelor of Science degree in industrial and domestic architecture from the Wuhan Institute of Urban Construction. He also participated in the MBA program at Northern Jiaotong University. He has received various awards, including "Young Entrepreneur in Central-south Area" of the PRC, and "One of Ten Excellent Young Entrepreneurs Leading Private Enterprises in Wuhan". He has also held various significant positions such as the Standing Director Hubei Physical Culture Foundation, Deputy to Jiang'an District People's Congress, a Standing Member to Jiang'an District Political Consultative Conference, and the Vice Chairman of Jiang'an District Young People Association, etc.

      Mr. Fang Weijun has been employed as the Manager of the Engineering Department of Wuhan Pacific since 2000. He has been an employee of Wuhan Pacific for over ten (10) years. He became the General Manager of Operations of Town House in 2003. He attended Zhengzhou College and graduated in 1985.


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


      Mr. Fang Weifeng has been employed as the Manager of the Materials Department and Construction Operations, responsible for construction material purchases and distribution, since 1996. He became a director and Vice President-Construction Operations of Town House in 2003.

      Ms. Hu Min has been employed as the Human Resources Manager of Town House and its subsidiaries since 2000. She graduated from Wuhan University in 2001.

      Mr. Fang Zhong is married to Ms. Hu Min. Fang Zhong and Fang Weijun are brothers.

REPORTS OF BENEFICIAL OWNERSHIP

      Section 16(a) of the Securities Exchange Act of 1934 requires officers and directors of the Company and persons who own more than ten percent (10%) of a registered class of its equity securities to file reports of ownership and changes in their ownership on Form(s) 3, 4, and 5 with the U.S. Securities and Exchange Commission, and forward copies of such filings to the Company. Based on the copies of filings received by the Company, each of the new officers and directors filed a Form 3 with the Securities and Exchange Commission reporting their respective stock ownership in the Company. All of these filings were made on November 2, 2005, the date the reports were due.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Colorado Business Corporation Act (the "Act"), Sections 7-109-101 through 7-109-107, contain indemnification provisions which permit indemnification by a Colorado corporation of a director or an officer against liability incurred in a proceeding if the person conducted himself or herself in good faith and reasonably believed his or her conduct was in the corporation's best interests, and that in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and in the case of a criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful. Section 7-109-103 of the Act provides that a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

      Section 1-109-110 of the Act provides that a corporation shall give written notice to the shareholders if the corporation indemnifies or advances expenses to a director with or before the notice of the next shareholders' meeting.

      The fifth Article of the Articles of Incorporation of the Company provides that the Company shall have the right to indemnify any person to the fullest extent allowed by the laws of the State of Colorado, except as may be limited by the By-Laws of the Company. Article V of the By-Laws of the Company provides that the Company shall indemnify directors and officers for expenses and liabilities in such manner and to the extent provided by Colorado statutes.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and, is therefore, unenforceable.


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


                             EXECUTIVE COMPENSATION

COMPENSATION

      The following table provides certain summary information concerning the compensation earned for services rendered in all capacities to Town House and its subsidiaries for the fiscal years ended December 31, 2004, 2003, and 2002, by the person serving in the capacity of chief executive officer and the other most highly compensated executive officers of Town House. This information includes the dollar amount of annual base salaries.


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


SUMMARY COMPENSATION TABLE

      The following table discloses compensation during the years ended December 31, 2004, 2003 and 2002, for the Chief Executive Officers of the Company and/or Town House.

------------------------- -------- ------------------------------------- -------------------------------------------- -------------
                                                                                     Long-Term Compensation
                                                                         --------------------------------------------
                                            Annual compensation                     Awards                Payouts
------------------------- -------- ------------------------------------- -------------------------------- ----------- -------------
                                                             Other                      Securities
Name and                                                     Annual      Restricted     Underlying                    All Other
Principal                Fiscal                              Compen-     Stock          Options/          LTIP        Compen-
Position                 Year      Salary      Bonus         sation      Awards         SARs              Payouts     sation
------------------------ --------- ----------- ------------- ----------- -------------- ----------------- ----------- -------------
Fang Zhong (1)           2004      $12,480     $    0        $     0     - - -          - - -             - - -       - - -
Chairman, Director,      2003      $10,985     $    0        $     0     - - -          - - -             - - -       - - -
Chief Executive          2002      $ 6,197     $    0        $     0     - - -          - - -             - - -       - - -
Officer, President and
Treasurer

------------------------ --------- ----------- ------------- ----------- -------------- ----------------- ----------- -------------

------------------------ --------- ----------- ------------- ----------- -------------- ----------------- ----------- -------------
Benjamin Traub           2004      $60,000     $    0        $     0     - - -          - - -             - - -       - - -
Director and former      2003      $60,000     $    0        $     0     - - -          150,000 shares    - - -       - - -
Chief Executive Officer                                                                 of common stock
and President            2002      $     0     $    0        $     0     - - -                            - - -       - - -
------------------------ --------- ----------- ------------- ----------- -------------- ----------------- ----------- -------------

(1) Excludes use of an automobile provided by Town House and certain personal benefits that are valued at less than levels which would otherwise require disclosure under the Rules of the U.S. Securities and Exchange Commission.

STOCK OPTION PLAN

      The Company has not adopted any stock option plan and no options have been issued, or are proposed to be issued, to the named directors and executive officers of the Company at the present time.

EMPLOYMENT CONTRACTS

      The Company has no employment agreements or consulting agreements with any of the directors or officers of the Company.

BENEFIT PLANS

      The Company does not have any pension plan, profit sharing plan, or similar plans for the benefit of its officers, directors or employees. However, the Company may establish such plans in the future.

COMPENSATION OF DIRECTORS

      The Company has not adopted any plan or arrangement for compensating directors for their services.


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


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth as of October 31, 2005, the number and percentage of the 227,321,840 shares of the total outstanding common stock of the Company that were beneficially owned by each person who is currently a director or director-elect (who are also all of the executive officers). Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned.

NAME AND ADDRESS                         COMMON STOCK           PERCENT OF CLASS
----------------                         ------------           ----------------

Fang Zhong (1)(3)                       187,640,540 (2)            82.5% (2)
Suite A-C, 20/F Neich Tower
128 Gloucester Road
Wanchai, Hong Kong
The People's Republic of China

Hu Min (1)                                 6,201,340                 2.73%
Suite A-C, 20/F Neich Tower
128 Gloucester Road
Wanchai, Hong Kong
The People's Republic of China

Fang Weifeng (3)                           6,201,340                 2.73%
Suite A-C, 20/F Neich Tower
128 Gloucester Road
Wanchai, Hong Kong
The People's Republic of China

Fang Weijun (3)                            6,201,340                 2.73%
Suite A-C, 20/F Neich Tower
128 Gloucester Road
Wanchai, Hong Kong
The People's Republic of China
------------------------------------------------

(1)   Mr. Fang Zhong and Ms. Hu Min are husband and wife.
(2) Includes 6,201,340 shares of common stock of the Company held in trust for the minor nephew of Mr. Fang.
(3)   Mr. Fang Zhong and, Mr. Fang Weifent, and Mr. Fang Weijun are brothers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      During the past two years ended December 31, 2004 and 2003, and during the ten month period ended October 31, 2005, Town House has received from time to time short-term advances for general corporate purposes from Mr. Fang Zhong, a director and an officer of Town House. Town House has previously established the practice of making advances for business related costs and expenses to its executive officers.

      A summary of advances to and from the executive officers and directors of Town House during 2004 and 2003 and during the interim period ended June 30, 2005 (unaudited) are as follows:

                                                     Maximum outstanding
                                                        balance during
                                                          the period
                           Balance at December 31,           ended      Security
Name                      2004                2003       June 30, 2005    held
----                      ----                ----       -------------    ----
Fang Zhong              $(2,022,604)    $(2,399,321)    $(1,671,077)      none
Hu Min                  $     5,970     $   (41,667)    $     5,970       none
Fang Weijun             $      (440)    $   (48,077)    $      (440)      none
Fang Wei Feng           $   (77,744)    $  (125,826)    $   (77,744)      none
--------------------------------------------------------------------------------

Signature

Xerion EcoSolutions Group, Inc.
a Colorado Corporation

By:Fang Zhong
   -------------------------------------
   Fang Zhong
   Chief Executive Officer and President




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